SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-29361
AQUANTIVE, INC.
(Exact name of registrant as specified in its charter)
821 Second Avenue, 18th Floor
Seattle, Washington 98104
(206) 816-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.01 par value
2.25% Convertible Senior Subordinated Notes Due 2024
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934 aQuantive, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 10, 2007	AQUANTIVE, INC.

	By:	/s/ Linda Schoemaker

Linda Schoemaker
Senior Vice President and General Counsel